SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 5)
                                (FINAL AMENDMENT)
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:


          ILAN K. REICH, ESQ.                        ROBERT P. ZINN, ESQ.
         STEVEN WOLOSKY, ESQ.                     LEONARD S. FERLEGER, ESQ.
OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP            KIRKPATRICK & LOCKHART LLP
            505 PARK AVENUE                          1500 OLIVER BUILDING
       NEW YORK, NEW YORK 10022                 PITTSBURGH, PENNSYLVANIA 15222
       TELEPHONE: (212) 753-7200                  TELEPHONE: (412) 355-6332


                         -------------------------------

CUSIP NO. 268039 10 4                                                PAGE 1 OF 2
                             SCHEDULE 14D-1 AND 13D


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               WHX Corporation (E.I.N.: 13-3768097)
------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------
4.       SOURCE OF FUNDS
               WC
------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                          [ ]
------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               1,011,152 Common Shares
------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (7) EXCLUDES CERTAIN SHARES
                                                                          [ ]
------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (7)
               8.4%
------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
               HC and CO
------------------------------------------------------------------



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



CUSIP NO. 268039 10 4                                                PAGE 2 OF 2
                                      14D-1


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               HN ACQUISITION CORP. (E.I.N.: 13-3940215)
------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------
4.       SOURCE OF FUNDS
               AF
------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                       [ ]
------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               New York
------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               1,011,152 Common Shares
------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                          [ ]
------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
               8.4%
------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
               CO
------------------------------------------------------------------

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 16, 1997, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $30 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Pursuant to Instruction D to Schedule 14D-1, this Amendment No. 5 (the "Final Amendment") constitutes the final amendment to the Statement. The Final Amendment also constitutes the Statement on Schedule 13D of the Parent and the Purchaser. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 5.        PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.
               -----------------------------------------------------------------

         Item 5 is hereby amended and supplemented by reference to the press release filed herewith as Exhibit (a)(11).

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
               ----------------------------------------------

         Item 6 is hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight, New York City time, on Friday, January 16, 1998. In accordance with the terms of the Offer, the Purchaser has accepted for payment all Shares validly tendered and not withdrawn as of the expiration of the Offer at a price of $30 per share. The Purchaser has been advised by the Depositary that 425,152 Shares (approximately 3.5%) had been validly tendered as of the Expiration Date. After the Offer, the Purchaser and the Parent beneficially own 1,011,152 Shares, representing approximately 8.4% of the outstanding Shares, of which all Shares are directly owned by the Purchaser. The percentages above were calculated based on 12,015,052 outstanding Shares as of November 10, 1997, as set forth in the Company's Form 10-Q for the quarter ended September 30, 1997.

         A copy of the press release issued by Parent in respect of the foregoing is filed herewith as Exhibit (a)(11) and incorporated herein by reference.

ITEM 10.        ADDITIONAL INFORMATION
                ----------------------

         Item 10 (f) is hereby amended and supplemented by reference to the Press Release issued by WHX Corporation on January 20, 1998, filed herewith as Exhibit (a)(11).

ITEM 11.        MATERIAL TO BE FILED AS EXHIBITS.
                ---------------------------------

         Item 11 is hereby amended to add the following Exhibit (a)(11).

         (a)(11) Text of Press Release issued by WHX Corporation on January 20, 1998.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1998
                                 WHX CORPORATION


                                 By:  /s/ Stewart E. Tabin
                                     ------------------------
                                     Name:   Stewart E. Tabin
                                     Title:  Assistant Treasurer



                                 HN ACQUISITION CORP.


                                 By:  /s/ Stewart E. Tabin
                                     ------------------------
                                      Name:  Stewart E. Tabin
                                      Title: Vice President

                                  EXHIBIT INDEX

         (a)(11) Text of Press Release issued by WHX Corporation on January 20, 1998.



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